ARTICLES OF INCORPORATION

ENDORSED - FILED

In the office of the Secretary of State

        Of the State of California

JULY 8 2005

The name of the corporation is:  Polygenetics International Inc.

The Purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

The name in the State of California of this corporation’s initial agent for service of process is:

Name:  Paracorp Incorporated

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 100,000,000

/s/ M. Powell

M. Powell, Incorporator

         OFFICE OF THE

THE GREAT SEAL OF THE STATE OF

              CALIFORNIA

   SECRETARY OF STATE